July 11, 2025

Conor Murphy
Chief Financial Officer
F&G Annuities & Life, Inc.
801 Grand Avenue
Des Moines, Iowa 50309

       Re: F&G Annuities & Life, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Response dated July 7, 2025
           File No. 001-41490
Dear Conor Murphy :

       We have reviewed your July 7, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 20,
2025 letter.

Response dated July 7, 2025
Non-GAAP Financial Measures, page 87

1. We note your response to prior comment 1. Please explain to us in detail what the
       MRB Discrete Asset method is and why it is an appropriate methodology to amortize the deferred portion of the changes in fair value of market risk benefits into adjusted net earnings.
2. We note your response to prior comment 1. Please tell us how you considered whether recognizing the deferred portion of the changes in fair value of market risk benefits into adjusted net earnings through the MRB Discrete Asset amortization method was more appropriate than recognizing the deferred portion through the recognition of the
       MRB attributed fees when earned and the GMxB benefits when contractually due through US GAAP earnings which appears to be similar to options A and B discussed on page 5 of your response. Clarify why the second method detailed above does not
 July 11, 2025
Page 2

       recognize the economic impact to the MRB in adjusted net earnings which you appear to assert in your discussion of options A & B on page 5 of your response.
       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if
you have questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance